SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

**Rua Lauro Muller, 116 - 36o andar
Rio de Janeiro, RJ
Federative Republic of Brazil**
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report of Independent Public Accountants

To the Stockholders and Directors of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1. We have audited the accompanying individual (parent company) and consolidated balance sheets of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation) and its subsidiaries as of December 31, 2002, and the related statements of income, changes in stockholders´ equity and changes in financial position for the year then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with auditing standards in Brazil, and comprised: (a) planning of the work, taking into consideration the significance of the balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the individual and consolidated financial statements taken as a whole.

3. As described in Note 12, the Company and its affiliate MRS Logística S.A. elected to defer net losses arising from exchange rate changes in the first quarter of 1999 and in the year 2001, in conformity with Provisional Measure no. 3/2001 and Deliberations no. 404/2001 and 409/2001 from Comissão de Valores Mobiliários - CVM (Provisional Measure no. 1,818/1999 and Deliberation no. 294/1999 from Comissão de Valores Mobiliários - CVM, for the deferment occurred in the first quarter of 1999). The subsidiary GalvaSud S.A. elected to defer the net losses arising from exchange rate changes in the year 2001. Accounting practices adopted in Brazil require the recognition in income of the effects of exchange rate changes during the period in which they occurred. As a result, as of December 31, 2002, stockholders' equity is overstated by approximately R$157,647 thousand and the net loss for the year ended that date, is overstated by R$422,215 thousand net of fiscal effects.

4. In our opinion, except for the effects of the matter mentioned in paragraph (3), the financial statements referred to in paragraph (1) present fairly, in all material respects, the individual and consolidated financial positions of COMPANHIA SIDERÚRGICA NACIONAL and its subsidiaries as of December 31, 2002, the results of their operations, the changes in their stockholders' equity and the changes in their financial positions for the year then ended, in accordance with accounting practices adopted in Brazil.

5. As described in Note 21 to the financial statements, as of December 31, 2002, the Company and its affiliates recorded, under current assets, accounts receivable in the amount of R$393,153 thousand, related to energy sales transactions carried out in the Wholesale Energy Market "MAE" based on evaluations made and disclosed by MAE and/or on estimates prepared by the Company's management in the absence of such information by MAE. This amount is subject to alteration depending on the outcome of current judicial processes, filed by agents of the electric energy market, with respect of the interpretation of market regulations in effect. The financial settlement of such amounts, scheduled to start on November 22, 2002, was postponed because of a new agreement between companies in the sector and the Government. After December 31, 2002, until the date of this report, the Company and its affiliates received approximately R$80,251 thousand. The success of this negotiation and its settlement depend on the agent's financial capacity to meet their commitments.

6. The individual and consolidated financial statements as of December 31, 2001 presented for comparative purposes were audited by other independent public accountants. The auditor's report dated March 1, 2002 (except for Note 20, to those financial statements, which was dated March 13, 2002), included qualification with respect to the same matter mentioned in paragraph (3) above, and contained division of responsibility with other independent public accountants that audited the financial statements of affiliates, subsidiaries and joint subsidiaries, in which the Company maintains investments representing 2.01% of the Parent Company's total assets, 2.14% of consolidated total assets, and 11.48% negative of the parent company's equity pick up and 98.47% of the consolidated, as of that date.

7. Our audit was conducted for the purpose of forming an opinion on the financial statements referred to in paragraph (1) above, taken as a whole. The Cash Flow Statement and the Value-added Statement, presented in note 24, are presented for purposes of allowing additional analyzes and are not required as part of the basic financial statements. These information were audited according to the same audit procedures mentioned in paragraph (2) above, and, in our opinion, except for the effects of the matter mentioned in paragraph (3) are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

8. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

February 26, 2003

Companhia Siderúrgica Nacional
Balance Sheets
as of December 31, 2002 and 2001
(Expressed in thousands of reais)

A S S E T S

	Parent Company		Consolidated	
	12/31/02	12/31/01	12/31/02	12/31/01
CURRENT ASSETS				
Cash and banks	31,049	34,702	141,087	59,861
Marketable securities and derivatives	1,251,128	355,905	1,477,159	614,421
Accounts receivable	1,715,375	655,380	1,437,917	935,611
Inventories	484,911	623,606	574,250	729,087
Withholding income tax and				
social contribution to offset	107,019	210,598	111,906	216,411
Deferred income tax and social contribution	285,937	134,454	295,141	147,885
Proposed dividends receivable	247,979	239,854		
Other current assets	133,942	85,064	189,610	148,282
	4,257,340	2,339,563	4,227,070	2,851,558
LONG-TERM ASSETS				
Compulsory loans - ELETROBRÁS	54,373	52,763	54,696	53,110
Deferred income tax and social contribution	468,617	250,322	508,796	287,508
Credits with subsidiary and associated companies	91,877	643,281		4,477
Judicial deposits	433,345	367,790	444,068	371,958
Securities receivable	50,805	121,712	50,921	121,712
Available for sale investments	237,714	266,912	237,714	266,912
Debentures	107,673	19,169	100,571	10,169
Recoverable PIS/PASEP	49,391	137,107	49,391	137,107
Leases	30,440	31,081	48,090	49,116
Other long-term assets	73,479	101,963	106,682	58,423
	1,597,714	1,992,100	1,600,929	1,360,492
PERMANENT ASSETS				
Investments	2,853,039	1,226,066	134,821	25,832
Property, plant and equipment	8,194,064	7,759,471	8,975,706	8,117,554
Deferred charges	410,223	1,016,195	495,701	1,077,603
	11,457,326	10,001,732	9,606,228	9,220,989
	17,312,380	14,333,395	15,434,227	13,433,039

The accompanying notes are an integral part of these financial statements.

Companhia Siderúrgica Nacional
Balance Sheets
as of December 31, 2002 and 2001
(Expressed in thousands of reais)

LIABILITIES AND STOCKHOLDERS´ EQUITY

	Parent Company		Consolidated	
	12/31/02	12/31/01	12/31/02	12/31/01
CURRENT LIABILITIES				
Loans and financing	1,685,102	2,506,780	2,969,934	2,728,712
Debentures	106,556		106,556	
Accounts Payable - Derivatives	34,813		31,887	
Suppliers	655,289	388,744	696,132	410,679
Accounts Payable - Subsidiary	143,699	135,606		12
Salaries and payroll charges	67,895	55,149	75,303	67,438
Taxes payable	183,290	98,627	198,163	137,918
Deferred income tax and social contribution	102,116	196,849	103,023	197,756
Interest on stockholders' equity	293,482	90,000	293,482	90,000
Other current liabilities	171,172	149,400	254,155	99,849
	3,443,414	3,621,155	4,728,635	3,732,364
LONG-TERM LIABILITIES				
Loans and financing	5,103,258	3,171,442	3,043,020	2,842,531
Debentures	666,550		666,550	
Provision for losses on investments	37,197	4,592		
Accounts Payable - Subsidiary company	1,159,300	696,929		
Tax in judge	424,299	351,282	424,299	352,150
Deferred income tax and social contribution	1,252,126	1,215,112	1,253,033	1,216,927
Other long-term liabilities	318,007	119,670	423,498	170,934
	8,960,737	5,559,027	5,810,400	4,582,542
STOCKHOLDERS' EQUITY				
Paid-in capital stock	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserves	10,485	1,258	10,485	1,258
Revaluation reserves	2,514,209	2,309,650	2,514,209	2,309,650
Revenue reserves	702,588	1,161,358	689,551	1,126,278
Retained earnings				
	4,908,229	5,153,213	4,895,192	5,118,133
	17,312,380	14,333,395	15,434,227	13,433,039

The accompanying notes are an integral part of these financial statements.

Companhia Siderúrgica Nacional
Statements of Income
for the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except for earnings per thousand shares)

	Parent Company		Consolidated	
	12/31/02	12/31/01	12/31/02	12/31/01
GROSS REVENUE FROM SALES				
Sales of products				
Domestic	4,041,736	3,546,720	4,528,628	4,313,528
Export	1,363,909	463,085	1,579,554	518,367
	5,405,645	4,009,805	6,108,182	4,831,895
Deductions from gross revenue				
Taxes on sales	(770,540)	(695,481)	(907,550)	(810,501)
Discounts and returns	(26,270)	(30,030)	(35,323)	(38,920)
	(796,810)	(725,511)	(942,873)	(849,421)
NET REVENUES FROM SALES	4,608,835	3,284,294	5,165,309	3,982,474
COST OF PRODUCTS SOLD	(2,503,088)	(2,088,215)	(2,747,994)	(2,280,482)
Gross profit	2,105,747	1,196,079	2,417,315	1,701,992
Operating income (expenses)				
Selling expenses	(203,702)	(123,394)	(374,404)	(183,047)
General and administrative expenses	(275,431)	(212,297)	(312,609)	(246,386)
Other expenses, net	(217,872)	(158,975)	(235,505)	(154,595)
Operating profit prior to financial effects and				
equity results	1,408,742	701,413	1,494,797	1,117,964
Financial expenses	(805,926)	(508,618)	(667,175)	(481,569)
Financial income	1,278,277	60,495	1,333,312	117,070
Monetary variations				
Assets	198,309	134,719	347,960	174,328
Liabilities	(3,692,105)	(576,598)	(3,252,120)	(569,930)
Equity income (loss)				
Equity pick-up	830,057	468,678	(24,206)	(53,872)
Reversal of provision for losses on investment	(32,605)	12,535		
Amortization of goodwill	(12,438)	(1,990)	(12,438)	(1,990)
Operating income (loss)	(827,689)	290,634	(779,870)	302,001
Non-operating income (loss), net	(18,973)	(4,279)	(14,781)	(4,594)
Income (loss) before income tax and social				
contribution	(846,662)	286,355	(794,651)	297,407
Current Income Tax and Social Contribution	52,600	91,977	25,072	65,830
Deferred Income Tax and Social Contribution	575,447	(82,292)	574,898	(63,408)
	628,047	9,685	599,970	2,422
NET INCOME (LOSS) FOR THE YEAR	(218,615)	296,040	(194,681)	299,829
Number of shares at the end of year (in thousands)	71,729,261	71,729,261		
Net Income (loss) per thousand shares				
outstanding at end of year (R$)	(3.05)	4.13		

The accompanying notes are an integral part of these financial statements.

Companhia Siderúrgica Nacional
Statements of Changes in Parent Company Stockholders' Equity
for the years ended December 2002 and 2001
(Expressed in thousand of reais)

	Paid-in capital stock	Capital Reserve		Revaluation reserves		Revenue Reserves		Retained earnings	Total stockholders' equity
		FINOR tax incentives	Debentures issued premium	Own assets	Subsidiary company assets	Investments	Legal		
AT DECEMBER 31, 2000	1,680,947	1,258		2,381,303	1,551	1,062,562	181,647	436,790	5,746,058
Realization of revaluation reserve, net of income tax and social contribution				(109,070)	(1,314)			110,384	
Effect of change in social contribution rate				37,180					37,180
Net income for the year								296,040	296,040
Income destination:									
- Reserves						171,622	14,802	(186,424)	
- Deliberated interest on stockholders' equity								(130,000)	(220,000)
- Proposed interest on stockholder's equity								(90,000)	
- Deliberated dividends						(269,275)		(436,790)	(706,065)
AT DECEMBER 31, 2001	1,680,947	1,258		2,309,413	237	964,909	196,449		5,153,213
Realization of revaluation reserve, net of income tax and social contribution				(103,090)	(237)			103,327	
Effect of change in social contribution rate				(27,681)					(27,681)
CTE revaluation, net of income tax and social contribution				335,567					335,567
Reserve constitution			9,227						9,227
Net Loss for the year								(218,615)	(218,615)
Loss absorption						(115,288)		115,288	
Income destination:									
- Deliberated interest on stockholders' equity						(50,000)			(50,000)
- Proposed interest on stockholder's equity						(293,482)			(293,482)
AT DECEMBER 31, 2002	1,680,947	1,258	9,227	2,514,209		506,139	196,449		4,908,229
		10,485		2,514,209		702,588			

The accompanying notes are an integral part of these financial statements.

Companhia Siderúrgica Nacional
Statements of Changes in Financial Positions
For the years ended in December 31, 2002 and 2001
(In thousand of reais)

	Parent Company		Consolidated	
	2002	**2001**	**2002**	**2001**
SOURCES OF FUNDS				
Funds provided by operations				
Net income (loss) for the period	**(218,615)**	**296,040**	**(194,681)**	**299,829**
Expenses (income) not affecting working capital				
- Monetary and foreign exchange variation and long term accrued charges (net)	2,147,446	(452,539)	918,726	(775,376)
- Equity pick up	(783,495)	(479,223)	36,645	55,862
- Write-offs of permanent assets	150,828	4,130	21,207	5,024
- Depreciation/depletion/amortization	523,666	411,430	545,905	425,752
- Amortization of deferred foreign exchange Variation	619,322	739,280	621,991	739,280
- Gain/Loss with Loans and Financing			212,036	
- Deferred income tax and social contribution	(13,362)	(20,187)	(15,755)	(43,803)
- Pis/Cofins Contingency Provision	43,412		43,412	
- Other	110,831	96,624	134,663	102,782
	2,580,033	**595,555**	**2,324,149**	**809,350**
Funds provided by third parties - Long-term				
Loans and financing resources	1,012,095	486,215	688,248	608,442
Debentures Issue	667,718		667,718	
Decrease in other assets	919,962	71,597	44,314	65,830
Increase in other liabilities				
Increase in other liabilities	182,058	82,064	179,526	793,368
Investment for Sale		266,912		266,912
Subsidiaries Proposed Dividend	8,125	243,625		
Other	57,194	133,279	93,930	143,932
	2,847,152	**1,283,692**	**1,673,736**	**1,878,484**
	5,427,185	**1,879,247**	**3,997,885**	**2,687,834**
USES OF FUNDS				
Funds used in permanent assets				
Investments	948,025	183,028	142,672	125
Property, plant and equipment	383,522	855,464	814,302	995,449
Deferred assets	51,931	51,101	84,869	83,982
	1,383,478	**1,089,593**	**1,041,843**	**1,079,556**
Other				
Dividends and interest on stockholders' equity	343,482	926,065	343,482	926,065
Transfer of loans and financing to short-term	831,995	1,469,779	1,636,102	1,376,426
Increases in noncurrent assets	257,628	989,118	90,527	404,944
Deferred income tax and social contribution	228,654	278,935	228,654	281,621
Decrease in long-term loans and financing	195,304	151,183	186,971	770,391
Other	91,126	63,548	91,065	108,212
	1,948,189	**3,878,628**	**2,576,801**	**3,867,659**
	3,331,667	**4,968,221**	**3,618,644**	**4,947,215**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**2,095,518**	**(3,088,974)**	**379,241**	**(2,259,381)**
CHANGES IN NET WORKING CAPITAL				
Current assets				
- At end of period	**4,257,340**	**2,339,563**	**4,227,070**	**2,851,558**
- At beginning of period	**2,339,563**	**5,826,247**	**2,851,558**	**6,273,444**
	1,917,777	**(3,486,684)**	**1,375,512**	**(3,421,886)**
Current liabilities				
- At end of period	**3,443,414**	**3,621,155**	**4,728,635**	**3,732,364**
- At beginning of period	**3,621,155**	**4,018,865**	**3,732,364**	**4,894,869**
	(177,741)	**(397,710)**	**996,271**	**(1,162,505)**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**2,095,518**	**(3,088,974)**	**379,241**	**(2,259,381)**

The accompanying notes are an integral part of these financial statements.

Cash Flow Statements (Supplemental information)
For the years ended December 31, 2002 and 2001
(In thousands of Brazilian reais)

	Parent Company		Consolidated	
	2002	2001	2002	2001
Cash Flow from operating activities				
Net income (loss) for the year	**(218,615)**	**296,040**	**(194,681)**	**299,829**
Adjustments to reconcile the net income for the year				
with the resources from operating activities:				
- Amortization of special exchange variation	619,322	739,280	621,991	739,280
- Net monetary and exchange variation	3,171,807	(550,995)	2,692,064	(627,064)
- Provision for loan and financing charges	663,205	514,869	477,641	365,968
- Depreciation / depletion / amortization	523,666	411,430	545,905	425,752
- Write-offs of permanent assets	150,828	4,130	21,207	5,024
- Equity pick up	(783,495)	(479,223)	36,645	55,862
- Deferred income tax and social contribution	(575,448)	82,288	(574,897)	63,406
- Provision swap / forward	(431,899)		(431,899)	
- Options Provision	246,055		246,055	
-Actuarial Liability Provision	65,996		65,996	
- Other provisions	272,708	53,748	246,582	(17,063)
	3,704,130	**1,071,567**	**3,752,609**	**1,310,994**
(Increase) Decrease in assets:				
- Accounts receivable – trade	(874,589)	(14,922)	(528,851)	(471,057)
- Accounts receivable – sales of investments		2,961,803		3,277,495
- Inventories	140,499	(13,689)	157,022	13,256
- Judicial deposits	(83,304)	(66,456)	(89,858)	(68,015)
- Credits with subsidiary and associated companies	452,404	(504,835)	3,123	(3,556)
- Carryforward taxes	92,994	(177,676)	170,319	(178,446)
- Others	(72,426)	(4,583)	(87,558)	(40,187)
	(344,422)	**2,179,642**	**(375,803)**	**2,529,490**
Increase (Decrease) in liabilities:				
- Suppliers	330,612	(106,641)	427,033	(101,863)
- Salaries and payroll charges	12,748	8,165	7,865	7,251
- Taxes	32,056	(47,096)	(7,727)	30,222
- Accounts payable - Subsidiary Company	11,089	151,728		
- Option Hedge premium	(199,320)	(11,083)	(191,630)	(11,083)
- Other	(27,775)	56,788	24,366	57,466
	159,410	**51,861**	**259,907**	**(18,007)**
Net resources from operating activities	**3,519,118**	**3,303,070**	**3,636,713**	**3,822,477**
Cash Flow from investing activities				
Investments	(948,025)	(183,028)	(142,672)	(125)
Property, plant and equipment	(366,546)	(754,526)	(744,266)	(883,726)
Deferred assets	(51,931)	(51,101)	(84,869)	(83,982)
Net resources used on investing activities	**(1,366,502)**	**(988,655)**	**(971,807)**	**(967,833)**

(continue)

The accompanying notes are an integral part of these financial statements.

Cash Flow Statements (Supplemental information)
For the years ended December 31, 2002 and 2001
(In thousands of Brazilian reais)

	Parent Company		Consolidated	
	2002	**2001**	**2002**	**2001**
Cash Flow from financing activities				
Financial Funding:				
- Loans and financing	1,727,369	954,212	1,847,878	11,739,394
- Debentures	667,718		667,718	
	2,395,087	**954,212**	**2,515,596**	**11,739,394**
Payments:				
- Financial institution				
- Principal	(3,409,108)	(751,471)	(4,062,780)	(12,145,623)
- Charges	(526,969)	(489,804)	(451,781)	(400,245)
- Subsidiaries		(83,032)		
- Interest on stockholders' equity/dividends	(140,032)	(2,753,405)	(140,032)	(2,753,405)
	(4,076,109)	**(4,077,712)**	**(4,654,593)**	**(15,299,273)**
Net resources from financing activities	**(1,681,022)**	**(3,123,500)**	**(2,138,997)**	**(3,559,879)**
Increase (Decrease) in cash and cash equivalents	**471,594**	**(809,085)**	**525,909**	**(705,235)**
Cash and cash equivalents, beginning of year	378,684	1,187,769	660,438	1,365,673
Cash and cash equivalents, end of the year	**850,278**	**378,684**	**1,186,347**	**660,438**
Additional cash flow information				
Monetary variation and interest capitalized	16,976	100,938	70,036	111,723

The accompanying notes are an integral part of these financial statements.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complex being the Presidente Vargas Mill in the City of Volta Redonda, State of Rio de Janeiro, Southeast Brazil.

Additionally, CSN is engaged in the mining of iron ore, limestone and dolomite in the neighboring State of Minas Gerais to cater for the needs of the Presidente Vargas mill. Aiming to improve these activities, the Company also maintains strategic investments in railroad transportation and electric energy companies, among others.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the accounting principles adopted in Brazil, as well as with the accounting standards and pronouncements established by the Brazilian Securities Commission ("CVM") and Brazilian Institute of Accountants – IBRACON.

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company chose to defer a portion of the net foreign exchange variations incurred in the first quarter of 1999 and in 2001, as detailed in Note 12.

(b) Marketable securities

Securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, respectively, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

(f) Investments

Investments in subsidiaries, jointly owned subsidiary companies and associated companies are recorded by the equity accounting method, plus any amortizable goodwill and discount negative goodwill, if applicable.

The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company includes the revaluation of assets, based on an appraisal conducted by independent firms, as of March 31, 1999, and December 19, 2002 as permitted by Ruling No. 288 issued by the Brazilian Securities Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates shown in Note 11 based on the remaining economic useful lives of the assets after revaluation, according to the technical appraisal report. Iron mine depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years. The amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects. The charges also include the net foreign exchange variations related to the first quarter of 1999 and the year 2001.

(i) Current and long-term liabilities

These are stated at their known or estimated values, when applicable, including accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Employees' Benefit

In accordance with Deliberation No. 371, issued by the Brazilian Securities Commission ("CVM"), of December 13, 2000, the Company, decided to record the respective actuarial liabilities from January 1, 2002, as mentioned in reported deliberation and substantiated by independent actuarial studies (see note 26 e).

(k) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based at their effective tax rates and consider the tax loss absorption limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences as well as income tax and social contribution on the deferred exchange variation for 1999 and 2001 and other temporary differences.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. The balance is comprised of swap operations and exchange options.
The swap operations are recorded based on the operations´ net results, which are booked monthly as for the contractual conditions.

The operations of exchange options are monthly adjusted to market value, whenever the position shows a loss, such loss is recognized as a company obligation in counter entry to the financial result, in accordance with the prudence principle.

(Expressed in thousands of reais, except as otherwise indicated)

3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the years ended December 31, 2002 and 2001 include the following subsidiaries and joint subsidiaries:

	Percentage share of total and voting capital stock (%)		
Companies	12/31/2002	12/31/2001	Main Activities
Fully consolidated:			
CSN Overseas	100.00	100.00	Financial Operations
CSN Steel Corp.	100.00	100.00	Participation in other companies through equity stakes
CSN Islands Corp.	100.00	100.00	Financial Operations
CSN Energy Corp	100.00	100.00	Participation in other companies through equity stakes
CSN Steel II, S.A.	100.00	100.00	Participation in other companies through equity stakes
Cia.Metalic Nordeste	100.00		Metallurgy
CISA – CSN Indústria de Aços Revestidos S.A.	99.99	99.99	Steel products service center
FEM – Projetos, Construções e Montagem S.A.	99.99	99.99	Assembly and maintenance
Indústria Nacional de Aços Laminados - Inal S.A. (3)		99.99	Steel products service center
CSC – Cia. Siderúrgica do Ceará	99.99	99.99	Steel making
CSN Panama, S.A.	99.99	99.99	Participation in other companies through equity stakes
CSN Energia S.A.	99.90	99.90	Trading of electric power
CSN Participações Energéticas S.A.	99.70	99.70	Participation in other companies through equity stakes
CSN I S.A.	99.67	99.67	Steel making
Proportionally consolidated:			
GalvaSud S.A.	51.00	51.00	Steel products service center
Nordeste Energia Participações S.A. (NEPAR) (1)	50.01	50.01	Participation in other companies through equity stakes
Sepetiba Tecon S.A. (2)	20.00	20.00	Maritime port services

(1) On March 28, 2002, NEPAR´s stockholders decided to sell the company, because the Pacém thermoelectric construction project became economically non viable. To December 31, 2002 the settlement was not realized.

(2) Considering the indirect share in Sepetiba Tecon S.A., through CSN Panama, S.A., the total share percentage is 50%.

The financial statements originally prepared in US dollars (CSN Panama, CSN Islands Corp., CSN Steel Corp, Energy I Corp., CSN Overseas, CSN Energy Corp and CSN Steel II S.A.) were converted to Brazilian reais at the exchange rate in force as of December 31, 2002 – R$3.5333 (December 31, 2001 – R$2.3204) and the gains / losses originated by this conversion were accounted for in the income statements of the related years, in the equity result account of the parent Company statement and in the monetary variation account of the consolidated statement. These financial statements were prepared applying the same accounting principles as those applied by the Parent Company.

(3) As from 2002, CSN has been indirect holder of 99.99% of Industrial Nacional de Aços Laminados – Inal S.A. through its subsidiary CISA – CSN Indústria de Aços Revestidos S.A.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

All intercompany balances and transactions have been eliminated in the presentation of the consolidated financial statements.

The year-end closing dates for the consolidated subsidiaries and jointly-owned subsidiaries coincide with those of the parent company.

Being consistent with the financial statements as of December 31, 2001, the Company is not including in the consolidation the following investees due to the fact that they do not represent any relevant change to the consolidated economic unit.

	Ownership (%)			
	12/31/2002		12/31/2001	
Companies	Total	Voting	Total	Voting
Companhia Ferroviária do Nordeste - CFN	32.40	32.40	30.00	30.00
Ferrovia Centro Atlântica (FCA)	11.95	11.66	11.95	11.66
MRS Logística S.A.	32.22	18.72	32.17	18.63

The consolidated financial statements do not include the subsidiary CSN Aceros, S.A an associated company through the 37.50% interest held by CSN Panama, S.A.

The participation in Itá Energética S.A. (ITASA) is shown as investment available for sale in long term assets. Accordingly, the ITASA financial statements were not consolidated.

The reconciliation between shareholders' equity and net income (loss) for the year of the Parent Company and consolidated is as follows:

	Shareholders' equity		Net (loss) Income	
	12/31/2002	12/31/2001	12/31/2002	12/31/2001
Parent company	4,908,229	5,153,213	(218,615)	296,040
Elimination of gain on inventories	(13,047)	(20,599)	7,552	7,912
Interest capitalized		(14,489)	14,489	(149)
Prior year adjustment and other items			1,883	(3,981)
Other adjustments	10	8	10	7
Consolidated	4,895,192	5,118,133	(194,681)	299,829

The changes in stockholders' equity are presented for the parent company only.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

4 TRANSACTION WITH RELATED PARTIES

	CSN OVERSEAS	*CSN CAYMAN	*CSN IRON	CSN PANAMA	CSN ISLANDS	MRS LOGÍSTICA	GALVASUD	INAL	BANK FIBRA	CISA	METALIC	OTHERS**	TOTAL 12/31/2002	TOTAL 12/31/2001
ASSETS														
Accounts Receivable	481	1,081,571					23,824	11,153		143,524	36,171	348	1,297,072	318,738
														-
Marketable Securities									236,869				236,869	50,261
Debentures Sepetiba Tecon												18,000	18,000	18,000
Dividends Receivable CSN Energia												247,979	247,979	239,854
Mutual/Current Accounts (1)		50,254		32,047		4,703						9,576	96,580	648,088
Advances to Suppliers													-	5,877
Advance for future capital increase												4,592	4,592	75,051
TOTAL	481	1,131,825		32,047		4,703	23,824	11,153	236,869	143,524	36,171	280,495	1,901,092	1,355,869
LIABILITIES														
Loans:														
Prepayment	581,002	385,802											966,804	128,059
Fixed Rate Notes (2)	222,298												222,298	145,974
Investees Loan	97,819												97,819	69,174
Intercompany bonds (3)			2,136,101										2,136,101	2,248,308
Exchange Options									62,330				62,330	
Other Liabilities:														
Mutual/Current Accounts (1)	1,217,812	85,187										1	1,303,000	835,612
Service Suppliers													-	577
Associated Company Inventory										28,156			28,156	64,637
Accounts payable						53,374	32	345				67,162	120,913	685
TOTAL	2,118,931	470,989	2,136,101			53,374	32	345	62,330	28,156		67,163	4,937,421	3,493,026
INCOME														
Revenue from sales and services		1,429,779					120,481	205,807		4,468	16,050		1,776,585	757,271
Interest and exchange variation	18,969	159,705	2,765	7,912	134			7	179,318			534	369,344	117,116
Other						11						152	163	262
TOTAL	18,969	1,589,484	2,765	7,912	134	11	120,481	205,814	179,318	4,468	16,050	686	2,146,092	874,649
EXPENSES														
Services						145,792	4,293	3,320		2,116		165,294	320,815	34,583
Interest and exchange variation	668,633	89,283	900,526		357,316				56,620			132	2,072,510	454,730
TOTAL	668,633	89,283	900,526		357,316	145,792	4,293	3,320	56,620	2,116		165,426	2,393,325	489,313

* CSN Cayman and CSN Iron – Indirect Participation through its subsidiaries Energy I Corp. and CSN Panama S.A

**Others: CFN, FCA, CSC, CSN Foundation, CBS – CSN Employee's Pension Fund, FEM, NEPAR, Sepetiba Tecon

S.A., CSN Energia S.A. and CSN Participações Energéticas S.A.

These operations were carried out under normal market terms for such operations.
(1) Semester Libor + 3% p.y. – indeterminate maturity – CSN Cayman
IGPM + 6% p.y – indeterminate maturity – CSN Panama.
(2) Contracts in US$ - Interest of 11% p.y. - maturity 1st tranche: 01/23/2004 and 2nd tranche: 01/29/2004.
(3) Contracts in US$ - Interest of 9.5% p.y. (1st tranche) and 8.25% p.y. (2nd tranche) - maturity 1st and 2nd tranche- CSN Iron

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

5. MARKETABLE SECURITIES AND DERIVATIVES

	Parent Company		Consolidated	
	12/31/2002	12/31/2001	12/31/2002	12/31/2001
Short-term				
Financial investment fund	779,496	200,485	802,148	450,349
Investments abroad	13,245	376	218,731	30,163
Fixed income investments	26,488	143,121	24,381	120,065
	819,229	343,982	1,045,260	600,577
Derivatives	431,899	11,923	431,899	13,844
	1,251,128	355,905	1,477,159	614,421
Long-term				
Fixed income investments and debentures (net of probables losses and withholding income tax)	107,673	19,169	100,571	10,169
	1,358,801	375,074	1,577,730	624,590

Company management has been investing most of their financial resources in Investment Fund comprised of Brazilian government bonds and fixed income bonds with monetary or foreign exchange variation, issued in the country and swap contracts and exchange options.

6. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated	
	12/31/2002	12/31/2001	12/31/2002	12/31/2001
Domestic Market	894,445	510,556	1,191,763	906,743
Subsidiary and Associated Company	215,008	101,151		
Other Clients	679,437	409,405	1,191,763	906,743
Foreign Market	1,102,133	226,220	351,176	115,386
Subsidiary and Associated Company	1,082,064	217,587		
Other Clients	20,069	8,633	351,176	115,386
Exportation Contract Advance	(196,451)			
Allowance for doubtful accounts	(84,752)	(81,396)	(105,022)	(86,518)
	1,715,375	655,380	1,437,917	935,611

7. INVENTORIES

	Parent Company		Consolidated	
	12/31/2002	12/31/2001	12/31/2002	12/31/2001
Finished products	95,204	169,265	130,120	217,306
Products in process	72,403	137,054	78,275	134,634
Raw materials	128,863	136,943	160,480	191,795
Spare parts and maintenance supplies	166,617	148,312	176,909	149,707
Imports in progress	10,338	12,560	15,366	12,803
Other	11,486	19,472	13,100	22,842
	484,911	623,606	574,250	729,087

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated	
	12/31/2002	**12/31/2001**	**12/31/2002**	**12/31/2001**
Current assets:				
Income tax	231,490	99,098	239,947	111,746
Social contribution	54,447	35,356	55,194	36,139
	285,937	134,454	295,141	147,885
Long-term assets:				
Income tax	360,391	220,727	389,978	248,507
Social contribution	108,226	29,595	118,818	39,001
	468,617	250,322	508,796	287,508
Current liabilities:				
Income tax	75,085	138,027	75,752	138,694
Social contribution	27,031	58,822	27,271	59,062
	102,116	196,849	103,023	197,756
Long-term liabilities:				
Income tax	920,681	920,539	921,348	921,873
Social contribution	331,445	294,573	331,685	295,054
	1,252,126	1,215,112	1,253,033	1,216,927
Stockholders' equity				
Income tax on revaluation reserve	(932,545)	(840,515)	(932,545)	(840,515)
Social contribution on revaluation reserve	(335,716)	(279,798)	(335,716)	(279,798)
	(1,268,261)	(1,120,313)	(1,268,261)	(1,120,313)
Income statement:				
Income Tax	426,887	(61,938)	446,417	(48,506)
Social Contribution	148,560	(20,354)	128,481	(14,902)
	575,447	(82,292)	574,898	(63,408)

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

	12/31/2002				12/31/2001			
	Income Tax		Social Contribution		Income Tax		Social Contribution	
Assets	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Provision for labor, fiscal and civil contingencies	1,822	58,626	656	21,105	4,523	26,676	1,628	8,536
Allowance for doubtful accounts	5,571	10,267	2,006	3,696	11,005	5,585	3,962	1,787
Provision for interest on stockholders' equity	73,388		26,420		22,522		8,108	
Provision for losses on marketable securities		31,862		11,470				
Provision for unsecured liability		9,299		3,348		1,148		367
Provision for inventory losses	8,242		2,967		2,057		741	
Provision for losses on property, plant and equipment		235		84	620		198	
Provision for profit sharing	12,050		4,338					
Taxes under litigation		71,899				46,697		
Provision for private pension plan		16,499		5,940				
Tax Losses / Negative Basis	124,569	153,681	15,955	61,320	23,000	136,395	8,280	17,961
Notes Receivable Losses		173			30,896		11,123	
Other	5,848	7,850	2,105	1,263	4,475	4,226	1,316	944
Total	231,490	360,391	54,447	108,226	99,098	220,727	35,356	29,595
Liabilities								
Deferred exchange variation	32,585	25,795	11,731	9,286	95,527	117,684	34,390	37,659
Income tax and social contribution on revaluation reserve	42,500	890,045	15,300	320,416	42,500	798,015	24,432	255,366
Other		4,841		1,743		4,840		1,548
Total	75,085	920,681	27,031	331,445	138,027	920,539	58,822	294,573

The deferred assets related to income tax losses and social contribution negative basis were set up based on the historical CSN' profitability and on the consequent expectation of future profitability, which were approved by Company's Management Councils. These credits are expected to be completely offset in 5 years

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão" claiming the financial and fiscal effects related to the inflationary elimination of Consumer Price Index ("IPC") of January 1989, in the calculation of corporate income tax (IRPJ) and social contribution ("CSL") (see Note 17c).

Reconciliation between expenses and income of current income tax ("IRPJ") and social contribution ("CSL") of the parent company and the application of the effective rate on net income before CSL and IRPJ is as follows :

	12/31/2002		12/31/2001	
	IRPJ	**CSL**	**IRPJ**	**CSL**
Net income (loss) before CSL and IRPJ	(846,662)	(846,662)	286,355	286,355
(+) Total expense on interest on capital	(343,482)	(343,482)		
(-) Expense on interest on capital paid	50,000	50,000		
Net income (loss) before CSL and IRPJ	(1,140,144)	(1,140,144)	286,355	286,355
Rate	25%	9%	25%	9%
Total	285,036	102,613	(71,589)	(25,772)
Adjustments to reflect the effective rate:				
Equity	207,514	74,705	117,169	42,180
Fiscal Benefit of the interest on stockholders´ equity	12,500	4,500	55,000	19,800
Provision for earnings from foreign subsidiary	(33,341)	(12,003)	(131,621)	(46,234)
Other permanent additions (exclusions)	(6,146)	(7,331)	35,939	14,813
Parent Company	465,563	162,484	4,898	4,787
Consolidated	465,021	134,949	233	2,189

9 - RECOVERABLE PIS/PASEP LEVIES

As a result of a favorable final decision by the Federal Supreme Court and on the basis of Federal Senate Resolution no. 49/95 ruling that Decrees no. 2445/88 and no. 2449/88 were unconstitutional, and based on the opinion which was further supported by CSN's legal counsel, the Company decided to present this amount recoverable in its balance sheet, which includes principal and legal charges.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001**(Expressed in thousands of reais, except as otherwise indicated)**

10. INVESTMENTS

Companies	Number of shares: Common stock	Number of shares: Preferred stock	Owenership (%)	Information about: Stockholder's equity and unsecured liability	Information about: Net income (loss) for the year	Changes in Investment: Balance at 12/31/2001	Additions	Write-offs	Amortization of Goodwill	Equity pick-up	Dividends and interest on stockholders' equity	Balance at 12/31/2002	Consolidated Balance at 12/31/2002
In operating stage													
FEM - Projetos, Construções e Montagem S.A.	376,336		99.99			4,580				(4,580)			
MRS Logística S.A . (a)	35,084,843	74,289,193	32.22			11,701	103	(103)		(11,701)			
Indústria Nacional de Aços Laminados - Inal S.A (d)	8,457,189		99.99			104,947		(132,228)		27,281			
GalvaSud S.A.(c)	70,655,879		51.00			42,923	6,115			(49,038)			
CISA - CSN Indústria de Aços Revestidos S.A.	129,999,997		99.99	263,713	18,315	85,396	160,000			18,317		263,713	
Sepetiba Tecon S.A.	7,825,384		20.00			6,958				(6,958)			
CSN Panama, S.A.	16,870	11,411	99.99	743,701	159,330	383,770				359,931		743,701	
CSN Energia S.A.	999		99.90	331,510	17,723	208,410	20,654			10,673	(8,126)	231,611	
CSN Islands Corp.	50,000		100.00	177		116				61		177	
CSN Overseas	272,950,962		100.00	944,618	(29,977)	6,690	644,841			293,087		944,618	
CSN Energy Corp.	200,000,000		100.00	557,038	13,931	356,671				200,367		557,038	
Cia Metalic Nordeste	40,000,000	4,424,971	100.00	(13,643)	3,614		(17,258)			3,614		(13,644)	
In pre-operating stage													
CSN Participações Energéticas S.A.	997		99.70	1		1						1	
CSN I S.A.	600	1,194	99.67	2		2						2	
Total of investments						1,212,165	814,455	(132,331)		841,054	(8,126)	2,727,217	
Other investments at cost (b)						130				(130)			
Goodwill													
Indústria Nacional de Aços Laminados - Inal S.A .						10,595		(8,999)	(1,596)				8,999
MRS Logística S.A . (a)						2,064	7,812	(83)	(9,793)				
CISA - CSN Indústria de Aços Revestidos S.A.						1,112						1,112	1,112
Cia Metalic Nordeste							125,759		(1,049)			124,710	124,710
Total of goodwill						13,771	133,571	(9,082)	(12,438)			125,822	134,821
Total changes in investments and goodwill in 2002						1,226,066	948,026	(141,413)	(12,438)	840,924 (e)	(8,126)	2,853,039	134,821
Total changes in investments and goodwill in 2001						1,087,497	938,048	(1,022,542)	(1,990)	468,678	(243,625)	1,226,066	25,832
Provision for loss on investments													
CSC - Cia. Siderúrugica do Ceará	1,099,996		99.99	(4,588)	(3)	(4,584)				(4)		(4,588)	
CSN Steel Corp.	1		100.00	(82)	(71)	(8)				(75)		(83)	
GalvaSud S.A.(c)	70,655,879		51.00	(44,477)	(140,671)					(22,683)		(22,683)	
Sepetiba Tecon S.A.	7,825,384		20.00	(31,231)	(64,937)					(6,246)		(6,246)	
FEM - Projetos, Construções e Montagem S.A.	376,336		99.99	(3,597)	(8,177)					(3,597)		(3,597)	
Total changes in provision for loss on investments in 2002						(4,592)				(32,605)		(37,197)	
Total changes in provision for loss on investments in 2001						(17,127)				12,535		(4,592)	

(a) Companies audited by other independent auditors.

(b) Because of the impossibility of the company reach its social target, the stockholders´decided to dissolve Companhia de Desenvolvimento do Sudeste - CDSE on 03/27/2002.

(c) All the CSN's stocks on GalvaSud are pledged in favor of Unibanco - União de Bancos Brasileiros S.A. and of Kreditanstalt Fur Wiederaufbau, in guarantee of financing

(d) The investment was sold in 12/30/02 to its subsidiary CISA.

(e) The Administration Council decided, in 2001, to dispose of the common stock in companhia Itá Energética S.A. (ITASA). Considering that there is formal evidence that the sale will be realized in the foreseeable future, the balance of this investment was transferred to investment available for sale, not included in the equity pick-up, in the year of 2002, although updated by the same method as provided by CVM Instruction no. 247/96, art. 7, aggregating R$(12,385) in 2002.

The gain or loss in the percentage variation of R$1,518 resulting from the capital increase in CSN Energia, was reclassified to non operating results, as determined in item II, art. 16 CVM Instruction no. 247/96.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

- Metalic

The CSN Stockholders´ General Meeting, held on September 26, 2002 approved the acquisition by the Company of all Metalic´s issued shares. The price of acquisition is R$108,500 indexed, as of July 1, 2002, by the General Market Price Index disclosed by Fundação Getúlio Vargas, plus interest of 12% per year, to be paid in 12 monthly and successive installments, the first being due on November 29, 2002.

The goodwill of R$125,759, recorded upon acquisition of the investment is supported by the future rentability of the company's assets as Metalic is the only manufacturer of two pieces steel can representing a 5% market share. This material is an alternative to aluminum, because of its lower cost and better performance, both for the filling aspect as for lithography. To December 2002, the company amortized R$1,049.

- Inal

On December 30, 2002, as a result of a reorganization process of the Company and its activities for unification of similar activities between INAL and CISA, both CSN controlled companies, the Company sold to its subsidiary CISA - CSN Indústria de Aços Revestidos S.A., the 8,457,189 common shares issued by INAL - Indústria Nacional de Aços Laminados S.A., representing 99.9998% of participation, for the book value of R$141,227 for payment up to 360 days.

- MRS

MRS adopted a new tariff policy, which may provide for the retaking of its economical-finance break-even position. The Company understands that it is premature and unnecessary to recognize an eventual compromise with respect to the MRS unsecured liability.

- FCA

FCA present an unsecured liability in the amount of R$501,427 on December 31, 2002. Accordingly the Company's investment in FCA is reduced to zero and the Company did not recognize the corresponding unsecured liability in the proportion of its participation based on the understanding that the investment, currently, is not essential to its business.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

11 – PROPERTY, PLANT AND EQUIPMENT

	Effective rates for depreciation, depletion and amortization (% p.a.)	Parent company			
		12/31/2002			12/31/2001
		Cost	Accumulated depreciation, depletion and Amortization	Net	Net
Land		91,366		91,366	89,941
Machinery and equipment	5.91	7,525,460	(1,402,220)	6,123,240	5,588,200
Buildings	4.00	945,553	(210,495)	735,058	762,631
Furniture and fixtures	10.00	91,989	(75,426)	16,563	18,345
Mines and mineral deposits	1.62	1,136,599	(66,210)	1,070,389	1,089,704
Other asset items	20.00	173,331	(64,245)	109,086	52,310
		9,964,298	(1,818,596)	8,145,702	7,601,131
Construction in progress		48,362		48,362	158,340
Parent company		10,012,660	(1,818,596)	8,194,064	7,759,471
Consolidated		10,883,551	(1,907,845)	8,975,706	8,117,554

At the Extraordinary General Shareholders' Meeting held March 31, 1999 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no. 183, a revaluation report prepared by an independent specialized firm considering land, equipment, installations and real estate property in the plants of the Presidente Vargas Mill, Casa de Pedra and Arcos and the iron ore mine in Casa de Pedra, the latter only being possible due to the fact that it is a publicly declared mine, defined by Decree no. 24642/1934 – mine code – as the mines known at the time to belong to the owners of the land on which they were located.

At the Extraordinary General Shareholders' Meeting held December 19, 2002 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation 183, a revaluation report considering the fixed assets of thermical mill – CTE - II, in the City of Volta Redonda, RJ. The report established an increase in the amount of R$508,433 which composes a new amount of R$970,332 for the assets, already net of the depreciation incurred in the first two years of operation.

Both reports were prepared by Planconsult Planejamento e Consultoria S/C Ltda.

The depreciation, depletion and amortization for the year ended December 2002 amounted to R$454,223 (2001 – R$414,545), of which R$435,424 (2001 – R$395,884) was charged to production costs and R$18,799 (2001 – R$18,661) to selling and general and administrative expenses (deferred charges amortization not included).

The portion of the total depreciation and depletion of the revaluated fixed asset items charged to results for each year is transferred in stockholders' equity in equal proportion from the revaluation reserve to retained earnings. As of December 31, 2002, the value recorded in such account net of income tax and social contribution amounted to R$103,090 (2001 – R$109,070).

Construction in progress is mainly represented by a set of investment plans aimed at updating and developing technology to keep the Company competitive, both at the local and international markets. The main plans address environmental protection projects, cost reduction, infrastructure improvement and automation techniques as well as IT. The amount of financial charges capitalized, in 2002, on construction in progress aggregated R$18,535 (2001 – R$101,592).

As of December 31, 2002, the total of assets given in guarantee of financial operations was R$2,309,512 (2001 – R$1,656,747).

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

12 – DEFERRED CHARGES

	Parent Company		Consolidated	
	12/31/2002	**12/31/2001**	**12/31/2002**	**12/31/2001**
Deferred exchange variation	2,060,179	2,060,179	2,068,185	2,068,185
Information technology projects	136,303	124,350	141,329	127,982
Other research and development projects	112,421	79,194	207,292	132,582
	2,308,903	2,263,723	2,416,806	2,328,749
Accumulated amortization	(1,898,680)	(1,247,528)	(1,921,105)	(1,251,146)
	410,223	1,016,195	495,701	1,077,603

The IT projects are represented by automation projects of operating processes that aim at reducing costs and increase the competitiveness of the Company.

The amortization of the IT projects and of other projects in the year ended December 2002 amounted to R$32,846 (2001 – R$10,009); of which R$17,469 (2001 – R$2,943) was appropriated to the production cost and R$15,377 (2001 – R$7,066) to general and administrative expenses.

The balance of the exchange variation deferred in 1999, by the Parent Company and its subsidiary MRS Logística S.A. based on the Provisional Measure No. 1818 and on Deliberation No. 294, issued by the Brazilian Securities Commission ("CVM"), on March 26, 1999, was amortized in 2002.

Based on Provisional Measure no. 3 of September 26, 2001 and CVM Deliberations no. 404 and 409 of September 27, 2000 and November 1, 2001, the Company and its subsidiaries MRS Logística and Galvasud have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in 2001. The Company deferred the amount of R$1,360,636 in September 2001 and until December 31, 2002 amortized R$1,127,117, the balance will be amortized until 2004
The net movement can be shown as follows:

	CVM 294/99 Quarter ended 03/31/99	CVM 404/01 Year ended 2001	Balance 12/31/2002
Deferred exchange variation	699,543	1,360,636	2,060,179
Accumulated amortization, including repayment of loans:			
1999	(294,279)		(294,279)
2000	(173,779)		(173,779)
2001	(124,107)	(615,173)	(739,280)
2002	(107,378)	(511,944)	(619,322)
Amortizable balance		**233,519**	**233,519**
Expected amortization			
2003		130,339	130,339
2004		103,180	103,180
		233,519	233,519

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

13. LOANS AND FINANCING

	Parent Company				Consolidated			
	12/31/02		12/31/01		12/31/02		12/31/01	
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Foreign Currency								
Prepayment	549,303	1,125,798	465,140	462,754	390,300	317,997	393,765	406,070
Exchange Contract Advance / Exportation Contract Advance	114,202				310,653			
Euronotes	26,421	2,331,978	857,179	1,392,240	2,132	280,307	846,785	184,084
Prepayment - Cayman					60,239	178,873		
Commercial paper					1,220,915		328,063	765,732
BNDES/Finame	116,731	1,045,720	59,272	736,257	116,731	1,045,720	59,272	736,257
Financed imports	617,534	245,712	824,530	222,595	654,030	550,867	871,425	246,214
Eximbank – Japan	43,641	165,820	22,962	124,548	43,641	165,820	22,962	124,548
Other	110,160	80,002	180,498	194,138	48,689	124,168	138,816	204,831
	1,577,992	4,995,030	2,409,581	3,132,532	2,847,330	2,663,752	2,661,088	2,667,736
Local Currency								
BNDES/Finame	64,900	108,228	62,475	38,910	64,900	108,228	62,475	38,910
Debenture (note 14)	106,556	666,550			106,556	666,550		
Other	42,210		34,724		57,704	271,040	5,149	135,885
	213,666	774,778	97,199	38,910	229,160	1,045,818	67,624	174,795
Total	1,791,658	5,769,808	2,506,780	3,171,442	3,076,490	3,709,570	2,728,712	2,842,531

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

On December 31, 2002, the long-term amortization schedule is shown below:

	Parent Company	Consolidated
2004	883,224	763,715
2005	932,073	1,027,850
2006	517,139	499,339
2007	2,823,279	529,119
2008	167,968	239,629
2009 to 2024	446,125	649,918
Total	**5,769,808**	**3,709,570**

Interest is applied to the external and domestic loans and financing, at the following annual rates as of December 31, 2002:

	Parent Company	Consolidated
Up to 7%	3,788,531	5,115,287
Between 7.1 to 9%	197,812	141,878
Between 9.1 to 11%	2,609,134	547,802
Above 11%	965,989	981,093
Total	**7,561,466**	**6,786,060**

Breakdown of total debt by currency of origin:

	Parent Company		Consolidated	
	12/31/2002	12/31/2001	12/31/2002	12/31/2001
U.S. dollar	80.72	88.99	74.29	86.87
Yen	2.77	6.38	3.08	6.50
Long-term interest rate – TJLP	2.29	1.79	7.09	4.18
CDI	7.45		8.41	
Basket of currencies	2.55	1.43	2.84	1.45
Other currencies	4.22	1.41	4.29	1.00
	100.00	**100.00**	**100.00**	**100.00**

The Company carries out derivative operations, in accordance with Note 15, for the purpose of minimizing the risk of relevant oscillation in foreign currency parity.

The guarantees offered for the loans and financing amounted R$5,298,902 on December 31, 2002 (2001 - R$3,976,774), and comprised mainly fixed assets items, bank guarantees and promissory notes. This amount does not take into consideration the guarantees provided to subsidiaries, joint subsidiaries and associated companies (see Note 16).

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

14. DEBENTURES

As approved at the Extraordinary Stockholders' General Meeting and at the Administration Council Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 debentures, nominatives and non convertible, with no guarantee or preference, with nominal value of R$10,000 each, in two series. There have been issued 54,000 debentures from the first series and 15,000 from the second series. However, the credit from negotiation with financial institutions, occurred on March 01, 2003 in the amount of R$699,227. The difference of R$9,277, resulting from the unit price variation between the issued date and the transaction date, is recorded in the stockholders´ equity as capital reserve. The nominal unit value is being monetarily restated, added by the respective remuneration "pro-rata temporis" calculated. The first issue was corrected by CDI increased by 2.75% p.y and the second issue by IGPM plus 13.25% interest, from the date of issue until the effective payment. The maturity is expected for 02/01/2005 (First Series) and 02/01/2006 (Second Series), with the option of advance redemption (total or partial), as the issuer's option.

In March 2002, the Company repurchased the 4,396 debentures. Comprising 2,345 of the first series, and 2,051 of the second.

In September 2002, the 2,051 debentures of the second series were resold in the market.

15 . FINANCIAL INSTRUMENTS

General Considerations

The Company's business includes flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows:

(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of December 31, 2002, R$6,573,022 of the Company's total debt were denominated in foreign currency. As a consequence, the Company is subject to changes in exchange rates. The Company manages the risk of the exchange rate fluctuation that affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps, forward contracts and option contracts with banks, as well as investing of a great part of its cash and banks in securities remunerated by exchange variation.

The Management's objective in keeping these instruments is to equal the investment gains on loans resources to the loss on exchange devaluation of Brazilian Real in relation to U.S. Dollar and Yen. These loan resources were invested in short-term applications in Brazilian Reais, which yield interest at the Brazilian market rates.

(b) Credit Risk

The credit risk exposure is managed through the restriction of subsidiaries in derivative instruments to large financial institutions with a high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company does not maintain or issue financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

procedures that the Company adopts to minimize occasioned problems with its commercial partners.

The financial instruments recorded in balance sheet accounts as of December 31, 2002, in which market value differs from the book value, are as follows:

	Book Value	Market Value
Investment and goodwill in jontly owned subsidiary	12,933	1,213
Loans and financing (short and long-term)	7,561,466	7,475,091

On December 31, 2002 the consolidated position of derivative agreements outstanding was as follows:

	Agreement		US$ Thousand	R$ Thousand
	Date	Expiration Date	Reference Value	Market Value
Currency foward - US$	Several	01/02/2003	5,000	2,200
Foreign Exchange rate swap - CDI	Several	01/02/2003 to 07/01/2004	785,478	392,995
Exchange Options	Several	01/02/2003 to 01/03/2003	713,000	(34,813)
"Cap" Interest Options (semestral Libor)	Several	12/31/2003 to 12/31/2004	600,000	95

The exchange options results were recognized in the year based on market value. Other operations were recorded based on the terms of agreements.

(c) Market Value

The amounts presented as "market value" were calculated according to the conditions that were used in local and foreign markets on December 31, 2002, for financial transactions with identical features, such as: volume and term of the transaction and maturity date. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company's Board of Directors.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

16. COLLATERAL SIGNATURE AND GUARANTEES

Together with its wholly-owned and joint subsidiaries, the Company has the following responsibilities for guarantees provided:

Companies	Currency	In Million 12/31/2002	12/31/2001	Expiration Date	Conditions
CSN Overseas	US$	480,0	670,0	04/18/03 to 12/30/03	Promissory Note / guarantee of commercial paper operations / interest hedge
CSN Panama, S.A.	US$	850,0	850,0	12/30/03	Guarantee for interest hedge operation
CSN Iron, S.A.	US$	79,3	79,3	06/01/2007	Promissory note of Eurobond operation
CSN Islands Corp.	US$		700,0	08/02/2002	Promissory note for notes contracted and exchange hedge operation
CISA - CSN Indústria de Aços Revestidos S.A.	US$	13,5	23,7	02/28/03 to 08/28/07	Promissory Note / Eximbank - KfW imported financial guarantee for import
CISA - CSN Indústria de Aços Revestidos S.A.	R$		190,7	09/02/2002	Guarantee of BNDES for financing contract
CISA - CSN Indústria de Aços Revestidos S.A.	EURO	1,5		28/02/2003	Eximbank - KfW imported financial guarantee
Companhia Ferroviária do Nordeste - CFN	R$	18,5		07/11/2003	Solidary guarantee of BBVfor working capital purposes
Sepetiba Tecon S.A.	US$	36,3	39,1	09/15/03 to 06/15/09	Guarantee for equipment acquisition financing
Sepetiba Tecon S.A.	R$	29,0	26,5	12/15/11 and 01/16/12	Guarantee for financing of 60% of construction work and installations
Indústria Nacional de Aços Laminados - INAL S.A	R$	3,6	6,8	03/15/06 to 04/15/06	Guarantee for equipment financing
Cia. Metalic Nordeste	Basket of currencies	0,8		05/15/08	Promissory Notes / Santos Bank import financial guarantee
Cia. Metalic Nordeste	R$	15,8		01/27/03 to 01/30/06	Promissory Notes / Solidary guarantee of Rural Bank, BEC and ABC Brazil for working capital purposes
Cia. Metalic Nordeste	TJLP	3,8		05/15/08	Promissory Notes / Santos bank imported financial guarantee
Cia. Metalic Nordeste	US$	41,6		01/26/05 to 06/30/06	Promissory Notes / HSBC Guarantee for equipment acquisition financing
GalvaSud S.A	R$	241,5	175,1	12/15/2003	Guarantee for financing of imported and national equipment

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

17. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

	12/31/02		12/31/01	
	Deposits	Contingent liability	Deposits	Contingent liability
Short Term:				
Labor		5,717		17,086
Civil		1,570		1,007
Parent Company		7,287		18,093
Consolidated		7,287		19,918
Long Term:				
Labor	16,794	40,982	17,271	46,792
Civil	2,648	26,293	2,984	21,823
Fiscal	195,522	377,525	129,154	242,277
Social Contribution	93,110	93,110	93,110	93,110
Income Tax	125,271	125,271	125,271	125,271
Parent Company	433,345	663,181	367,790	529,273
Consolidated	444,068	714,548	371,958	543,660

The contingent liability is recorded in the heading of Provisions (current and long-term) and Taxes Payable.

a) Labor litigation dispute:

As of December 31, 2002, CSN was the defendant, of 1,830 labor claims (1,948 claims in 2001), which generated a provision in the amount of R$46,699 (R$63,878 in 2001) at that date. Most of the lawsuits are related to subsidiary responsibility, wages equalization, overtime and additional payment for unhealthy and hazardous activities.

The lawsuits related to subsidiary responsibility represent a great portion of the total labor litigations against the Company and are originated from the non payment by the contracted companies of the employees obligations, which results in CSN inclusion in the lawsuits to honor, at a subsidiary level, the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility tend to be deceased toward CSN due to the procedures adopted by the Company in order to inspect and assure the compliance with the wages and social charges payments, by the creation of the Contract Attendance Centers, which are operating over the last 3 years.

b) Civil Actions:

There are, mainly, claims for indemnities among the civil judicial processes which the Company is involved in. Such processes, in general, are originated from work related accident and occupational diseases related to industrial activities of the Company. For all these disputes, as of December 31, 2002 the Company had a provision in the amount of R$27,863 (R$22,830 in 2001).

c) Tax Litigation Dispute:
PIS/COFINS – Law 9,718/99

CSN is questioning the legality of law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. The amount of this provision is R$183,052, as of December 31, 2002 (R$115,572 in 2001), which includes legal charges.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

The Company obtained a favorable sentence in the first instance court and the process is going through compulsory re-examination by the 2nd Regional Federal Court of Appeals. The process has not being judged by the superior courts yet, however, according to the Company's lawyers favourable outcome is considered possible.

CPMF

The Company is questioning the CPMF (Provisional Contribution on Financial Activities) taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision is R$116,197 (R$71,410 in 2001), as of December 31, 2002, which includes legal charges.

The sentence in the court first instance was favourable and the process is being judged by the 2nd Regional Federal Court of Appeals. However, we emphasize that the most recent precedent by the courts has not been favorable to the taxpayers.

CIDE – Contribution for Intervention in the economic domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain over the amounts paid, credited or remitted to beneficiaries that are not permanent residents of the country, as royalties or remuneration of supply contracts, technical assistance, trade mark license agreement and patent license exploration agreement. There is a judicial deposit in 2002 and the provision in the amount of R$18,400 (R$16,743 in 2001), which includes legal charges.

The Company is waiting for the decision in the first instance court. However, there is not a legal precedent, since the processes about the subject are still very recent. According to the Company's lawyers, favorable outcome is considered possible.

Educational Salary

The Company disputes the constitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from 01.05.89 to 10.16.96. The provision amounts to R$24,331 on December 31, 2002 (R$19,432 in 2001), which include legal charges.

The sentence in the legal court first instance was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. Recently, the Brazilian Supreme Court judged the subject against the taxpayer, which reduces the favorable outcome expectations in this process.

SAT – Workers' Compensation Insurance

The Company understands that it must pay the "SAT" at the rate of 1% in all of its establishments, and not 3%, as determined by the current law. The amounts of R$28,065 (R$15,209 in 2001) are being accrued, which include legal charges.
The sentence in the first instance court was unfavorable and the process is currently in TRF of the 2nd Region. Although there was so far no judgment in the Brazilian Supreme Court, according to the Company's lawyers, favorable outcome is considered possible.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

Others

The Company has also numerous legal suits accrued related to ICMS, FGTS LC 110, Drawback and Additional of freight for renewal of the charges navy merchant (AFRMM), in the amount of R$7,480 (R$3,911 in 2001), which include legal charges.

Income Tax and Social Contribution

The Company claims the recognition of financial and fiscal effects related to the inflationary "expurgation" of the IPC of January 1989, of 51.87% (as calculation basis of Income Tax and Social Contribution). The judicial deposit and the respective provision for contingences are in the amount of R$218,381 (in 2002 and 2001).

In February 2003, part of the favorable decision of TRF up the 1st Region was certified, limiting the percentage of January 1989 to 42.72%, minus the applied index of 12.15%. The Company and its legal advisors are quantifying the amount of the respective credit. The amount will be booked as soon as it is quantified and the legal procedures are concluded.

18. STOCKHOLDERS' EQUITY

(a) Capital stock

The Company's capital stock as of December 31, 2002 and 2001 is comprised of 71,729,261 thousand common shares, all book shares and without par value. Each common share entitles the owner to one vote at the General Meetings of Stockholders.

(b) Revaluation reserve (Parent Company)

This heading covers revaluations of the Company's fixed assets decided by the Extraordinary General Stockholders' Meeting held March 31, 1999, such revaluations were intended for determining adequate amounts for the Company's fixed assets and additionally for the thermo-electrical power plant – CTE II approved by the Extraordinary Stockholder's Meeting of December 19, 2002, in conformity with CVM Deliberation° 288 of December 3, 1998.

Pursuant to the provisions of CVM Decision No. 273 of August 20, 1998, a provision for social contribution and income tax was set up and classified as a long-term liability on the balance of the revaluation reserve (except land).

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

(c) Capital composition

On December 31, 2001 the main CSN' stockholders are:

	In Thousand	
	Number of Shares	
	Common	%
Vicunha Siderurgia S.A.	33,337,091	46.48
Fund. Vale do Rio Doce de Seguridade Social	7,410,457	10.33
CBS - CSN Employee's Pension Fund	2,604,922	3.63
Banque Safra Luxembourg S/A	2,488,900	3.47
Several (ADR - NY SE)	8,296,903	11.57
Other (Stocks - approx. 26 thousand)	17,590,988	24.52
Outstanding stocks	71,729,261	100.00

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

The Company´s stock owned by Vicunha Siderurgia, were offered in guarantee of some restrictive convenants of loan agreement of this controlling stockholder.

(d) Investment Politicy and Payment of Interest on Stockholders´ Equity

On December 13, 2000, the Board of Directors decided to adopt a policy of profit distribution, which, by observing the provision of law no. 6,404, altered by law no. 9,457/97 implies the distribution of all net profit to the stockholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy of the Company, (ii) compliance with the Company's obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

19. DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY

Company by-laws ensure a minimum annual dividend corresponding to 25% of net income accrued in accordance with corporate legislation.

Pursuant to applicable legislation, calculation of interest on capital invested is carried out based on variation of the long-term interest rate ("TJLP"), limited to 50% of net income for the period before income tax or 50% of retained earnings and revenue reserves, whichever is higher.

In accordance with CVM Deliberation no. 207 of December 31, 1996 and with tax requirements, the Company elected to record the interest paid on shareholders' equity in the amount of R$343,482, comprising R$50,000 approved and R$293,482 proposed, in April and December, 2002, respectively as an entry to the interest expense account and reverse it in the same account. It does not appear in the Statement of Income, in view of the fact that it has no effect on final net income, except for the tax effects recognized on the income tax and social contribution lines.

Retained Earnings and Profit Reserve on December 31, 2001	964,909
Reserve Realization	103,327
Loss for the Year	(218,615)
Retained Earnings and Profit Reserve before Appropriation	849,621
Appropriation	343,482
Approved and Paid Interest on Stockholders´Equity 2002	43,062
Withholding Income Tax	6,938
	50,000
Proposed Interest on Capital in 2002	293,482
Retained Earnings and Reserve on December 31, 2002	506,139

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

20. NET REVENUES AND COST OF PRODUCTS SOLD

	12/31/2002			12/31/2001		
	Tons	Thousand of reais		Tons	Thousand of reais	
	(In thousand)	Net revenues	Cost of products sold	(In thousand)	Net revenues	Cost of products sold
Domestic	3,238	3,007,324	1,664,421	3,272	2,656,433	1,645,441
Export	1,561	1,352,140	699,799	711	453,914	338,517
Steel Products	4,799	4,359,464	2,364,220	3,983	3,110,347	1,983,958
Domestic		239,069	131,971		168,600	99,853
Export		10,302	6,897		5,347	4,404
Other Sales		249,371	138,868		173,947	104,257
Parent Company	4,799	4,608,835	2,503,088	3,983	3,284,294	2,088,215
Consolidated	4,970	5,165,309	2,747,994	4,045	3,982,474	2,280,482

21.CONSOLIDATED REVENUES AND INCOME BY SEGMENT OF BUSINESS

The information by business segment is based on the accounting books in accordance with Corporation Law.

The disclosure by business segment followed the concept of IAS14, as suggested by the Brazilian Securities Commission ("CVM"), providing the means to evaluate the performance in all Company' business segments.

Since November 2000, with the inauguration of the commercial top management, the Company is restructured as follows: Presidency and five Directorates – Operations, Commercial, Corporate Center, Infrastructure and New Business.

	Steel and Services	Corporate Center	Energy and Infrastructure	Elimination	Consolidated
Net Revenue					
Intercompany	1,588,757		6,729	(1,595,486)	
Third	5,068,782		96,527		5,165,309
	6,657,539		103,256	(1,595,486)	5,165,309
Cost of Products Sold	(4,259,625)		(88,569)	1,600,200	(2,747,994)
Gross Profit	2,397,914		14,687	4,714	2,417,315
Operational Income and expenses					
Sales Expenses	(380,792)		(341)	6,729	(374,404)
Administrative Expenses		(312,609)			(312,609)
Others Operations Incomes (expenses)	(222,521)	(7,431)	(5,553)		(235,505)
	(603,313)	(320,040)	(5,894)	6,729	(922,518)
Net Financial Result		617,383		48,754	666,137
Net Exchange Variation		(3,550,272)		646,112	(2,904,160)
Equity Adjustment	790,220	139,720	5,524	(972,108)	(36,644)
Operating Income (loss)	2,584,821	(3,113,209)	14,317	(265,799)	(779,870)
Non-operating losses	(16,015)		1,232	2	(14,781)
Income before income tax and social contribution	2,568,806	(3,113,209)	15,549	(265,797)	(794,651)
Income Tax and Social Contribution	(418,877)	1,024,128	(5,287)	6	599,970
Net Income (loss)	2,149,929	(2,089,081)	10,262	(265,791)	(194,681)

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

MAE

Disputes between electric sector agents, aggravated by the lack of electric energy offer during the rationing, did not allow the financial settlement of the operations carried out in the Wholesale Energy Market ("MAE"). Such disputes are being resolved through the General Agreement between electric sector agents, with direct intervention of the Federal Government.

Between September 2000 and December 2002 the Company recorded the amounts determined in accordance with the statements provided by MAE, with the commercialized energy volume in the amount receivable of R$484,333. To February 18, 2003 the Company received the amount of R$171,430 of which R$91,179 in 2002 and R$80,251 in 2003.

Although recognizing a provision in the amount of R$85,581 concerning with the Dispatch no.288/2002 of Agência Nacional de Energia Elétrica – Aneel (exposure relief), the Company understands that the MAE credits, net of provision, are higher than those recorded, and should be financially remunerated.

In 2002, the net revenues from sales recognized by the energy segment through CSN Energia S.A., aggregated R$88,341, of which R$47,116, corresponds to the energy volume commercialized by the Wholesale Energy Market ("MAE").

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

22. FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS:

	Parent Company		Consolidated	
	12/31/2002	12/31/2001	12/31/2002	12/31/2001
Financial expenses:				
Loans and financing - foreign currency	(176,076)	(157,749)	(316,902)	(370,425)
Loans and financing - Brazilian currency	(178,802)	(78,982)	(186,546)	(79,466)
With subsidiaries	(265,297)	(255,193)		
Other financial expenses	(185,751)	(16,694)	(163,727)	(31,678)
	(805,926)	(508,618)	(667,175)	(481,569)
Financial income:				
With subsidiaries	12,005	18,787		
Yield on financial applications net of provision for losses	915,677	(284,316)	967,588	(167,187)
Exchange Swap	760,056		760,056	
Exchange Variation Deferment (CVM 404/01 and 409/01)		462,957		462,957
Exchange Variation Amortization(CVM 404/01 and 409/01)	(270,165)	(192,793)	(270,165)	(192,793)
Other income	(139,296)	55,860	(124,167)	14,093
	1,278,277	60,495	1,333,312	117,070
Net financial income	472,351	(448,123)	666,137	(364,499)
Monetary Variation				
- Assets	12,331	62,576	51,051	61,907
- Liabilities	(69,232)	(14,730)	(75,885)	(23,238)
	(56,901)	47,846	(24,834)	38,669
Exchange Variation				
- Assets	185,978	72,143	296,909	112,421
- Liabilities	(3,273,716)	(15,381)	(2,824,408)	(205)
- Amortization of deferred foreign exchange variation	(349,157)	(546,487)	(351,827)	(546,487)
	(3,436,895)	(489,725)	(2,879,326)	(434,271)
Net monetary and exchange variations	(3,493,796)	(441,879)	(2,904,160)	(395,602)

23   NON-OPERATING INCOME (EXPENSES)

	Parent Company		Consolidated	
	12/31/2002	12/31/2001	12/31/2002	12/31/2001
Non Operating Income:				
Net gain in sale of investments	1,582		1,492	
Gain on sale of fixed assets	114	2,441	114	2,441
Other	223	586	3,908	669
	1,919	3,027	5,514	3,110
Non Operating Expense:				
Net loss on write-off of assets	(1,450)	(4,190)	(2,097)	(4,618)
Provision for probable loss - AFAC*	(19,442)	(3,116)	(17,834)	(3,116)
Others			(364)	30
	(20,892)	(7,306)	(20,295)	(7,704)
	(18,973)	(4,279)	(14,781)	(4,594)

* AFAC – Advance for future capital increase

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

24 – VALUE-ADDED (PARENT COMPANY)

	R$ Million	
	12/31/2002	**12/31/2001**
Revenue		
Sales of goods, products and services	5,379	3,980
Allowance for doubtful accounts	(3)	16
Non-operating income	(19)	(4)
	5,357	**3,992**
Input purchased from third parties		
Raw material used up	(1,017)	(908)
Cost of products and services	(702)	(545)
Materials, energy, third-party services and others	(485)	(335)
	(2,204)	(1,788)
Gross value-added	**3,153**	**2,204**
Retention		
Depreciation, amortization and depletion	(524)	(411)
Net produced value-added	**2,629**	**1,793**
Value-added transferred		
Income from equity stakes	785	479
Financial income / Exchange Variation	1,476	195
	2,261	674
Total value-added to distribute	**4,890**	**2,467**
Value-added destination		
Staff and charges	423	373
Taxes, charges and contributions	259	811
Interest of capital stock	4,427	987
Dividends / Interest of capital stock		220
Retained earnings	(219)	76

The interest on stockholders equity was recorded based on profit reserve, so that, it is not shown the profit distribution for the year ended in 2002.

25. EBITDA

The Company's EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

	Parent Company		Consolidated	
	R$ Milion		R$ Milion	
	2002	**2001**	**2002**	**2001**
Net Revenue	4,609	3,284	5,165	3,982
Cost of products sold	(2,503)	(2,088)	(2,748)	(2,280)
Gross Profit	2,106	1,196	2,417	1,702
Operating expenses (sales, general and administrative)	(480)	(335)	(687)	(429)
Depreciation (Cost of Products sold and operating expenses)	524	411	546	426
EBITDA	2,150	1,272	2,276	1,699
EBITDA-MARGIN %	46.7%	38.7%	44.1%	42.6%

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

26. EMPLOYEES' PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees' Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, the principal objective of which is to pay benefits complementing those of the official social security. The CBS membership comprises employees of CSN and of companies directly or indirectly associated to CSN who join the fund through conventions, and the employees of CBS itself.

CBS has three benefit plans, of which two are defined benefit plans (35% of Average Salary Plan and the Supplementary Average Salary Plan) and one is a mixed plan involving Defined Contribution for Retirements and Defined Risk Benefits (Combined Supplementary Benefits Plan), approved by the Federal Government Secretariat for Supplementary Social Security on December 27, 1995.

At December 31, 2002 CBS presented the following structure:

	12/31/02	12/31/01
Members:	**19,198**	**19,674**
In activity	7,540	7,829
Retired employees	11,658	11,845
Distribution of members by benefit plan:		
35% of Average Salary Plan	**6,297**	**6,505**
Active	46	80
Retired employees	6,251	6,425
Supplementary Average Salary Plan	**5,725**	**5,816**
Active	560	617
Retired employees	5,165	5,199
Combined Supplementary Benefits Plan	**7,176**	**7,353**
Active	6,934	7,132
Retired employees	242	221
Linked beneficiaries:	**5,285**	**5,260**
35% of average salary plan	4,167	4,205
Supplementary average salary plan	1,089	1,025
Combined supplementary benefits plan	29	30
Total of Members / Beneficiaries:	**24,483**	**24,934**

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

(b) Special Taxation Regime

In accordance with the Provisional Measure No. 2222 of September 04, 2001, CBS chose, on December 21, 2001, to adhere to the Special Taxation Regime which provided the Company with the benefit of a tax updating amnesty amounting to R$22.6 million.

(c) Insufficiency of Reserve Equalization

On January 25, 1996, the Supplementary Social Security Secretariat – SPC (Secretaria de Previdencia Complementar), through letter no. 55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on value determined on September 30, 1995, monetarily update to December 31, 1995. Under the approved scheme to settle the insufficiency, the participants will cover 42.51% over a period of 35 years and the sponsors will cover 57.5% over 30 years.

Through letter no. 1555/SPC/GAB/COA, of August 22, 2002, confirmed by letter no. 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors´ responsibility in the amount of R$725,820, in 240 monthly and successive installments being the 1st to 12th installments due in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.y.), starting June 28, 2002. The contract also foresees the installments anticipation in case of cash necessity in defined benefit plan and the transfer of occasioned deficits/superavits for which the sponsors are responsible to the updated debtor balance, so as to preserve the plans' balance without exceeding the maximum period of amortization.

(d) Characteristics of the Plans

CBS has three benefit plans:

- **35% of Average Salary Plan**

  It is a defined benefit plan which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, invalidity or old-age) on a life long basis, equivalent to 35% of the participants salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

- **Supplementary Average Salary Plan**

  It is a defined benefit plan which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

- **Combined Supplementary Benefits Plan**

   This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension, invalidity and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

(e) Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC 26 of IBRACON – "Employee's Benefit Accounting" that established new calculation and disclosure accounting practices, the management of the Company, with its external actuaries, determined the effects of this new practice, as follows:

	Plans			
	35% of Average Salary Plan	Supplementary Average Salary Plan	Combined Supplementary Benefits Plan	2002
Net present value up covered actuarial obligation	170,973	680,432	277,760	1,129,165
Fair value of plan assets	(70,910)	(293,196)	(289,620)	(653,726)
Net present value of obligations excess to assets´ fair value	100,063	387,236	(11,860)	475,439
- Not recognized actuarial losses 07/01/02	(26,339)	(113,304)	(1,763)	(141,406)
- Asset (liability) increase in the adoption of this pronoucement	(48,915)	(161,201)	7,753	(202,363)
Allowed deferment adjustement	(75,254)	(274,505)	5,990	(343,769)
Present value of participants´amortizing contributions	(9,177)	(59,433)		(68,610)
Actuarial liability/ (asset)	15,632	53,298	(5,870)	63,060
Accrued Actuarial liability/ (asset)	15,632	53,298	(2,935)	65,995

The amortizing contribution is related to the part of the participants in the proposal to settle the reserve insufficiency mentioned in item (c) above, which was reduced from present value of the total actuarial obligations of the respective plans. Some participants are challenging in court this amortizing contribution; but the Company based on its legal and actuarial advisors, understands that the amortizing contribution was approved by Supplementary Social Security Secretariat "Secretaria da Previdência Complementar", so being due by the participants, approved this amortised contribution.

In the case of the Millennium Plan (Combined Supplementary Benefit Plan) of defined contribution, where there is a net actuarial asset, and in which the sponsor contributions are the same as the participants contribution, our actuarial advisors understand that 50% of the net actuarial asset could be used for reduction of the sponsor's contribution. Thus, the sponsor chose to recognize 50% of this asset R$(2,935) on its books.

Actuarial Liability Recognition

The Administration decided to recognise the actuarial liability adjustment in the results for the period of five years, as from January 1, 2002, being appropriated in 2002 the amount of R$65,995, in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation No. 371/2000, which added to related contribution private pension fund outlay totaled R$87,986. In accordance with actuarial calculation elaborated by project credit unit the appropriated amounts in 2002 and the amounts that will be appropriated in 2003 are demonstrated as follows:

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

	Plans							
	35% of Average Salary Plan		Supplementary Average Salary Plan		Combined Supplementary Benefits Plan		Total	
	2002	Estimate 2003	2002	Estimate 2003	2002	Estimate 2003	2002	Estimate 2003
Current Service Cost	(143)	(121)	(2,781)	(3,409)	(2,245)	(2,828)	(5,169)	(6,358)
Expected Contribution of Participants	142	100	2,130	1,901	2,156	1,957	4,428	3,958
Interest on actuarial Obligations	(18,685)	(20,190)	(68,861)	(78,583)	(3,027)	(3,912)	(90,573)	(102,685)
Assets expected yield	9,703	8,558	39,364	36,860	4,852	5,755	53,919	51,173
Amortization Cost,	(12,229)	(13,746)	(40,300)	(46,053)	1,938	1,938	(50,591)	(57,861)
- Unrecognised actuarial gain or loss		(1,517)		(5,753)				(7,270)
-Liability/asset increase from the adoption of this pronoucement	(12,229)	(12,229)	(40,300)	(40,300)	1,938	1,938	(50,591)	(50,591)
Impact on results	(21,212)	(25,399)	(70,448)	(89,284)	3,674	2,910	(87,986)	(111,773)

The sponsor defined contribution to the combined supplementary benefits plan are estimated at the amount of R$6,864 for the next year.

(f) Main actuarial assumptions adopted in the actuarial liability calculation

Rate for discount of actuarial obligation	13.4% p.y (8% real and 5% inflation)
Rate of expected yield on plan assets	13.4% p.y (8% real and 5% inflation)
Index for estimated salary increase	INPC + 1% (6.05%)
Index for the increase in estimated benefits	INPC + 0% (5.00%)
Long term estimate rate of inflation	INPC + 0% (5.00%)
Biometrical mortality table	UP84 with 3-year aggravation and segregated by sex
Biometrical invalidity table	Mercer Table for entering invalidity
Rate of expected rotation	1% p.y
Probability of entering retirement	The first time the participant qualifies for a benefit

CSN do not have obligations on other after-employees benefit.

27– INSURANCE

Due to the nature of its operations, the Company renewed the "All Risk" operational insurance policy for the plant of the Presidente Vargas Mill in the total amount of US$5,706 million equivalent to R$20,200,328, and maximum indemnity value, per event, in case of claim, in the amount of US$585 million equivalent to R$2,070,900; For Casa de Pedra and Arcos, and the Terminal de Carvão – "TECAR, amounts to US$265 million equivalent to R$939,453 and maximum indemnity value, per event, in case of claim, amounting to US$22 million equivalent to R$76,464. For its subsidiaries CISA, INAL, FEM and also other non-industrial areas, CSN renewed a specific risks policy in the total amount of US$112 million, equivalent to R$397,907 and maximum indemnity value, for event, in case of claim, in the amount of US$14 million equivalent to R$50,000, to be in effect is until November 2003.

The goods and product transportation in the national area policy, the international transportation policy (imports and exports), group life insurance and the general civil liability were renewed.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

28– NEW BUSINESS

In accordance with CSN´s international business development strategy, on June 19, 2001, CSN obtained the right to acquire assets, with approximate value of US$50 million that belonged to Heartland Steel Inc., a company in Chapter #11, located in Terre Haute, state of Indiana, USA.

As of July 16, 2001, CSN ceded its right to a limited liability corporation LLC ("LLC"), organized according to the Delaware legislation, and controlled by Tangua Incorporated, which is controlled by an unrelated entity. LLC acquired the above mentioned assets for the amount of US$55 million and assumed certain liabilities in the total amount of US$19 million.

CSN may acquire the quota of LLC on July 2003, as part of a "put" and "call" agreement signed by CSN and the administrative agent of Credit Agreement, related to a Tangua's loan. The principal amount of the loan in July 2001 is US$175 million, with Libor plus interest of 1.875% p.a. The price for CSN to exercise this right in the "put" and "call" agreement is the borrowing balance (plus accrued interest) on the acquisition date.

29 – ADMINISTRATION REMUNERATION

The administration fees were fixed at the Extraordinary and Ordinary Stockholders' General Meeting held on April 30, 2002, in the total amount of R$9,000. The remuneration recorded in general and administrative expenses during the year ended December 31, 2002 amounted to R$8,766 (2001 - R$7,319).

30 – SUBSEQUENT EVENTS

(a) Tecar

On January 10, 2003, there occurred an accident with the ship unloader number 1 at the coal terminal at Porto de Sepetiba - RJ leased and operated by CSN. The accident caused no personal damages or risk to the environment.

There was no loss to CSN operations as the Company's coal inventories were sufficient for 40 days of operation of the Volta Redonda mill under normal conditions. All installations and equipments affected are duly insured and the terminal restarted operating on January 28, 2003 when unloading of the first ship started, a period shorten than initially estimated.
During the period of interruption the Company´s raw materials imported were unloaded at Espirito Santo terminal Praia Mole and the cosipa terminal in São Paulo.

Companhia Siderúrgica Nacional
Notes to the Financial Statements
For the years ended December 31, 2002 and 2001
(Expressed in thousands of reais, except as otherwise indicated)

(b) CTE

On February 12, 2003, the company disclosed in the press as a significant matter that the sale of the thermo-eletric (CTE II) announced on December 03, 2002, as a significant matter was called off.

The sale proposed, as disclosed, was subject to several conditions, among which the approval of BNDES and private banks consortium lead by Santander. The financial conditions presented, after a prolonged negotiation rendered unviable the implementation of the transaction in the terms proposed, once they significantly reduced the economic results that justified the transaction.

(c) *Offering*

Through its subsidiary CSN Islands II Corp., the Company issued US$ 85 million in notes, guarantee by CSN. The notes mature in one year and yield 9.5% per year. The financial resources from this transaction will be fully used for working capital, increasing the Company's liquidity.

(d) CISA - INAL

In the end of 2002, the Company transferred its participation in INAL to CISA, in accordance with our share reorganization strategy, unification of similar activities and intensification of synergies.
Accordingly, we decided to spin-off CISA, by segregating the services center of main plant, a proposal that was approved in the Extraordinary General Shareholders´ Meeting on February 28, 2003.
As a result, at the moment the service center continuous to operate separately as CISA and the main plant operated as a CSN branch.

(e) Tax Assessment

On February 25, 2003 the Company was assessed by tax authorities with respect to the determination of the income tax and social contribution on the prior years net income. The tax claim aggregated R$328 million and at the moment the company's management and legal advisors are preparing the contestation of the tax claim. The preliminary evaluation of the company's legal adviser is that the chances of success are possible. Accordingly no provision for contingence was recognised in the financial statements as of December 31, 2002.

31. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices laid down by the Corporate Law in Brazil.

Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in other countries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2003


COMPANHIA SIDERÚRGICA NACIONAL

By: /s/   Otavio de Garcia Lazcano

Otavio de Garcia Lazcano
Principal Financial Officer


FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.